UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 9, 2025, Dominari Securities LLC, as representative of the several underwriters named in the underwriting agreement, in connection with the initial public offering (“IPO”) of Kandal M Venture Limited, an exempted company with limited liability formed in the Cayman Islands (the “Company”), notified the Company of their decision to exercise the over-allotment option to purchase an additional 300,000 ordinary shares (the “Over-allotment Shares”) of the Company, par value $0.00001 per share, at a price of $4.00 per share. The Closing for the sale of the Over-allotment Shares took place on July 16, 2025.

Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Shares, totaled approximately $9.2 million, before deducting underwriting discounts and other related expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: July 21, 2025	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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